

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 20, 2009

Shawn R. Hagel
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

> **Re:** **Precision Castparts Corp.**
> **Form 10-K for Fiscal Year Ended March 29, 2009**
> **File No. 1-10348**

Dear Ms. Hagel:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED MARCH 29, 2009

Legal Proceedings, page 19

1. In future filings, with respect to the lawsuits relating to asbestos, disclose the number of lawsuits pending, the number of cases settled, and distinguish between tort claims and statutory claims.

Exhibits, page 90

Exhibit 10.1

2.   We note the Amended and Restated Credit Agreement filed as Exhibit 10.1, which is incorporated by reference to your Form 8-K filed October 19, 2005. It does not appear that the signature pages, exhibits and schedules to the credit agreement were filed on EDGAR. Please file a complete copy of the Credit Agreement with your next Exchange Act report. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 31

3.   We note that paragraph five of the certifications of both the chief executive officer and the chief financial officer is not provided exactly as set forth in Item 601(b)(31) of Regulation S-K. In future filings, please provide certifications containing the exact language presented in Item 601(b)(31).

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 11

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options, page 12

4.   In future filings, in your discussion of Mr. Buck's annual bonus on page 14, please provide quantitative disclosure of the target performance levels and "planned performance" levels considered in determining the annual bonus, as these targets appear to be material to your decisions regarding the amount of annual bonus you pay to Mr. Buck. If you believe that disclosure of these targets is likely to cause you significant competitive harm, using the standards applicable to a request for confidential treatment under the FOIA, please explain supplementally and note that we may have additional comments. If in future filings, you omit this disclosure because of significant competitive harm, note that you may be requested to share your views with the staff, and in your filing, discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 28

5.   In future filings, in footnote 7 to the table presented on page 29, please explain why you determined to pay Mr. Buck the tax gross-up payment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions on the financial statements or related issues. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions relating to our comments.

Sincerely,

John Cash
Accounting Branch Chief